Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
Subject to Potential Class Action Suit against Associated Company

Hadera, Israel, May 2, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that a petition was filed against Hogla-Kimberly LTD (H-K), an associated company (49.9%), for the approval of a class action. According to the petition, the plaintiff claimed that Huggies® diapers, marketed by H-K, which she purchased, did not absorb as was expected due to a fault in the diapers production line. The plaintiff estimates the scope of the class action to be approximately NIS 1.1 billion. At this early stage, H-K is not able to assess the chances of the class action and its influences.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il